FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  December 2015

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

BRILIQUE (TICAGRELOR) RECEIVES POSITIVE EUROPEAN UNION CHMP OPINION FOR EXTENDED TREATMENT OF PATIENTS WITH A HISTORY OF HEART ATTACK

AstraZeneca today announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) has adopted a positive opinion recommending approval of BRILIQUE (ticagrelor) 60mg for the treatment of patients with a history of heart attack and at high risk of having a further atherothrombotic event. The opinion states that, treatment may be started as continuation therapy after an initial one-year treatment with dual anti platelet therapy.

BRILIQUE 90mg is currently approved in the EU to reduce the rate of cardiovascular death, myocardial infarction (MI, also known as heart attack) and stroke in patients with acute coronary syndrome (ACS).

Sean Bohen, Executive Vice President, Global Medicines Development and Chief Medical Officer at AstraZeneca, said: "We are very pleased with today's positive opinion from the CHMP. Evidence shows that patients continue to be at risk of experiencing a subsequent cardiovascular event beyond the first year after their heart attack and we strongly believe in the role BRILIQUE can play in reducing this risk for patients both in the acute setting and in the longer term."

Commenting on the positive opinion, Professor Philippe Gabriel Steg, Professor of Cardiology at the University of Paris, said: "The potential approval of 60 mg dose for ticagrelor (BRILIQUE) in Europe provides an opportunity for prolonged protection against cardiovascular events in patients at highest risk with an optimised risk/benefit ratio."

The positive CHMP opinion was based on the results from the PEGASUS TIMI-54 study1, a large-scale outcomes trial involving more than 21,000 patients, presented at American Cardiology Congress (ACC) in March 2015. PEGASUS TIMI-54 investigated ticagrelor tablets plus low-dose aspirin, compared to placebo plus low dose aspirin, for the long-term prevention of cardiovascular (CV) death, heart attack and stroke in patients who had experienced a heart attack one to three years prior to study enrollment. The study showed that BRILIQUE significantly reduced the primary endpoint of CV death, MI or stroke compared to placebo. The rates at 3 years were 7.77% in the ticagrelor 60mg arm and 9.04% in the placebo arm.

The CHMP's positive opinion on BRILIQUE will now be reviewed by the European Commission, which has the authority to approve medicines for the European Union. The final decision will be applicable to all 28 European Union member countries plus Iceland, Norway and Liechtenstein. If approved, BRILIQUE will be the first oral antiplatelet approved in these markets for the long term treatment of patients with a history of heart attack.

Today's announcement follows the approval on 3 September 2015 of BRILINTA (ticagrelor) 60mg by the US Food and Drug Administration, to be used in patients with a history of heart attack beyond the first year.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - respiratory, inflammation, autoimmune disease (RIA), cardiovascular and metabolic disease (CVMD) and oncology - as well as in infection and neuroscience. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler	UK/Global	+44 20 7604 8030
Neil Burrows	UK/Global	+44 20 7604 8032
Vanessa Rhodes	UK/Global	+44 20 7604 8037
Karen Birmingham	UK/Global	+44 20 7604 8120
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Enquiries
UK
Thomas Kudsk Larsen	Oncology	+44 7818 524185
Eugenia Litz	RIA	+44 7884 735627
Nick Stone	CVMD	+44 7717 618834
Craig Marks	Finance	+44 7881 615764
Christer Gruvris	Consensus Forecasts	+44 7827 836825
US
Lindsey Trickett	Oncology, ING	+1 240 543 7970
Mitch Chan	Oncology	+1 240 477 3771
Dial / Toll-Free		+1 866 381 7277

Key: RIA - Respiratory, Inflammation and Autoimmunity, CVMD - Cardiovascular and Metabolic Disease,
ING - Infection, Neuroscience and Gastrointestinal

18 December

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 18 December 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary